Koninklijke Philips Electronics (PHIA NA) — Buy

as of September 2006

Company Profile

- Based in the Netherlands, Philips is a diversified, global industrial company.
- Philips has leading positions in the lighting, personal care appliances, medical imaging, and consumer electronics industries.
- It also has ownership stakes in technology companies TSMC (16%), the world's largest semiconductor foundry, and LG Philips LCD (33%), the second largest maker of flat panel displays.

2005 Revenues = €30.4 Billion



Consumer electronics, 34%
Lighting, 16%
Semis & Other, 22%
Medical, 21%
Personal care appliances, 7%

Per Share Valuation

	2005	2006e	2006e Multiple
Share Price	27	27	
Revenues	24	26	1.0 x
Earnings	2.29	0.98	27.0 x
Dividend	0.4	0.44	1.7%
Book Value	13.30	13.76	1.9 x

FY ends December 31
Shares Outstanding = 1,201 million
All figures in EUR ($1.28 = 1 EUR)

Investment Thesis

Restructuring with sense of urgency	Management is executing its restructuring plan of simplifying the business with a sense of urgency. CEO Kleisterlee has sold the volatile semiconductor business and is intent on selling its stakes in technology companies TSMC and LG Philips LCD. This should better enable the company to focus on growing its remaining businesses.
Leading positions and attractive growth	Globally, Philips has #1 share in lighting, #1 share in many personal care segments such as razors, and #3 share in medical imaging equipment. These strong positions allow Philips to invest in innovation to drive organic growth and to take advantage of emerging market opportunities.
Inexpensive valuation	Excluding the investment holdings, Philips' core business trades at 0.6x EV/Sales and 10x EV/EBIT.
Financial degrees of freedom	Proceeds from disposals of investments representing ~50% of current market value could be returned to shareholders or used for acquisitions. The company could also increase leverage on the balance sheet.

Risks

Ability to allocate capital effectively	External factors such as declines in the value of investments could restrict effective capital allocation.
Consumer electronics weakness	Operating margins in the industry are slim and could worsen with increased competition and pricing pressure.
Competition in medical	Competitors GE and Siemens could weaken Philips' position by paying more for acquisitions.

Dodge & Cox decided to buy Royal Philips Electronics in the International Stock Fund.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

V.F. Corporation (VFC) — Sell

as of September 2006

Company Profile

- Founded in 1899, V.F. Corporation is headquartered in North Carolina.
- VFC designs, manufactures and markets apparel, footwear and accessories.
- VFC generates 75% of its revenues in the United States and 25% internationally.
- VFC sells its branded apparel through department and specialty stores, mass merchants, and discounters.
- Wal-Mart accounts for about 16% of sales.
- VFC's brands include Wrangler, North Face, Nautica, JanSport, and Vanity Fair.

2005 Revenues = $6.5 Billion



Jeanswear, 41%
Outdoor, 23%
Intimates, 13%
Imagewear, 12%
Sportswear, 10%
Other, 1%

Per Share Valuation

	VFC	S&P 500
Price	70	1319
2005 EPS	4.69	76
2006 est. EPS	4.99	87
2005 Price/Sales	1.1x	1.5x
2005 Price/Earnings	14x	18x
2005 Price/Book	2.8x	2.8x

FY ends December 31
Shares Outstanding = 114 Million
All figures in USD

Investment Thesis

Restructuring and recovery	Current restructuring combined with an economic recovery could increase potential for higher profits.
Market leadership	VFC has been the industry leader in size, distribution reach and brand strength.
Good management	While sales fell 4% in 2001, operating margins only dropped by 40 basis points.
Financial strength	Strong cash flow and solid balance sheet.

Risks

Valuation	Share price has run up and P/S is well above 10-year average.
Macro environment	US consumer may reduce consumption.
Deflationary industry	Apparel is facing deflationary pressures and Jeanswear is a commodity business.
Customer concentration	Top 10 customers account for 34% of sales while Wal-Mart accounts for 16%.

The investment in V.F. Corporation was sold due to higher valuation relative to downside risks.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

CEMEX (CX) — Buy

as of September 2006

Company Profile

- Headquartered in Mexico.
- Cemex is the third largest producer of cement in the world.
- Revenue by end user: 32% public works, 25% residential, 20% commercial, 13% self construction, 10% other.
- Founded in 1906.
- Cemex has been one of the most successful multinational companies to come out of Latin America.
- Over half of sales come from emerging markets.

2005 Revenues = $15 Billion


USA, 25%
Spain, 10%
UK, 9%
Rest of Europe, 16%
Other Latam, 9%
Other, 11%
Mexico, 20%

Per Share Valuation

	2005	2006e	2006e Multiple
Share Price	29		
Revenues	22	24	
Earnings	3.00	2.92	9.8
Dividend	0.8	0.9	3.1%
Book Value	13.93	16.30	1.8

FY ends December 31
ADR Shares Outstanding = 704 million
All figures in USD

Investment Thesis

Strong Market Positions	Cemex has been well entrenched in their markets: they have been a top three cement producer in the majority of their markets.
RMC Turnaround	In 2005, Cemex purchased RMC, one of the largest concrete producers in the world. RMC was an underperforming company and Cemex is currently in the process of restructuring the company to improve returns.
Good Free Cash Flow Generation	Cemex has consistently generated strong free cash flow, which can provide a degree of downside protection.
Proactive Management Team	Management is focused and ambitious. Prior strategies and acquisitions have benefited shareholders.

Risks

Strong Housing Market	Cemex operates in countries (Spain, US) where cement pricing and volume have been unusually strong and the housing market has been robust. It is unclear how sustainable the growth will be in residential markets.
Weaker Positions in Asia	Cemex has relatively low presence in fast growing Asia.
Acquisition Risk	Management has indicated that they prefer to use free cash on acquisitions. There is a risk that the company will overpay for an acquisition.

Due to the reasonable valuation and strong franchise, we purchased the stock.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

DODGE & COX INVESTMENT MANAGERS SAN FRANCISCO

Manager’s Overview (Third Quarter 2006) FOR INTERNAL USE ONLY

Dodge & Cox Stock Fund (incl cash) TEN LARGEST HOLDINGS

As of 9/30/06 Name% of Total

Hewlett-Packard Co. 4.1% Comcast Corp. 3.7% Pfizer Inc. 3.3% News Corp. 2.9% Time Warner Inc. 2.6% Chevron Corp. 2.6% Sony Corp. 2.5% McDonald’s Corp. 2.4% Matsushita Electric Industrial Co. 2.3% Cardinal Health Inc. 2.3%

Total 28.4% Dodge & Cox Stock Fund TEN BEST / WORST PERFORMERS Unweighted for Q3 2006 (Stocks held for full period unless otherwise noted) Name% Return Name% Return MOT 24.3 BHI(16.5) PFE 21.9 AA(12.9) VOLV 21.8 HIT(11.4) SUNW 19.3 SNY(8.7) IPG 18.6 COP(8.7) FD 18.4 SNE(8.1) LINTA 18.1 COF(7.9) MCD 16.4 FDX(6.9) SGP 16.4 MAS(6.8) CPWR 16.3 DELL(6.6) SUMMARY OF TRANSACTIONS for period 7/1/06-9/30/06

Materials Industrials Consumer Discretionary Consumer Staples Finance Information Technology NEW PURCHASES SIGNIFICANT ADDITIONS CEMEX SAB-SPONS ADR PART CER GENERAL ELECTRIC CO NIKE INC -CL B

PHILIPS ELECTRONICS-NY SHR KYOCERA CORP -SPONS ADR SALES SIGNIFICANT TRIMS

UNILEVER N V -NY SHARES EQUITY RESIDENTIAL EQUITY OFFICE PROPERTIES TR LEXMARK INT’L

PERFORMANCE ATTRIBUTION Q3 2006 Total Return (Stock Fund vs S&P 500)* 8% 5.7% 6% 4.8% 4% 2% 0% Stock Fund S&P 500 * Standardized Average Annual Returns as of 9/30/06: 1 Year 14.6%; 5 Years 18.2%; 10 Years 14.5%.

Key Contributors to Results ?Holdings in the Information Technology sector (+10%) had the best absolute performance in the Fund, modestly outperforming the S&P 500 (Index holdings returned +8%). Motorola (+24%), Sun Microsystems (+19%), and Hewlett-Packard (+14%) were all strong contributors. ?Selected individual contributors included some of the Fund’s largest holdings: Pfizer (+22%), McDonald’s (+16%) and Comcast (+13%). HCA (+16%) announced an agreement to be acquired by a private equity group Key Detractors from Results ?The Fund’s holdings in the Financial sector (holdings returned +5%) underperformed those in the S&P 500 (Index holdings up 8%). Capital One Financial (-8%), Citigroup and Wachovia (each +4%) hindered relative results. ?Health Care holdings, which performed well on an absolute basis (+ 8%), lagged the return of the S&P 500’s Health Care sector (Index sector holdings up 10%). Sanofi-Aventis (-9%) and GlaxoSmithKline (-4%) were the largest detractors within this sector.

Selected individual holdings: Baker Hughes (-17%, weakest absolute performer during Q3), ConocoPhillips (-9%), Sony (-8%) and FedEx (-7%). Dodge & Cox / Investment Managers / San Francisco

DODGE & COX INVESTMENT MANAGERS SAN FRANCISCO Manager’s Overview (YTD – September 2006) FOR INTERNAL USE ONLY Dodge & Cox Stock Fund (incl cash) TEN LARGEST HOLDINGS As of 9/30/06

Name% of Total Hewlett-Packard Co. 4.1% Comcast Corp. 3.7% Pfizer Inc. 3.3% News Corp. 2.9% Time Warner Inc. 2.6% Chevron Corp. 2.6% Sony Corp. 2.5% McDonald’s Corp. 2.4% Matsushita Electric Industrial Co. 2.3% Cardinal Health Inc. 2.3% Total 28.4% Dodge & Cox Stock Fund TEN BEST / WORST PERFORMERS Unweighted over the period 1/1/06-9/30/06 (Stocks held for full period unless otherwise noted) Name% Return Name% Return CMCSA 42.4 TMS(23.2) AKZOY 35.4 UNM(13.8) VFC 34.7 CPWR(13.2) EOP 34.7 HIT(12.6) BMC 32.8 COF(8.9) VOLV 31.8 DELL (a)(8.7) FD 31.6 DOW(8.5) TMO 30.5 MAS(7.3) EC (b) 29.6 NCX(7.3) HPQ 29.1 DISCA(4.6) (a) Return shown is for period since initial purchase or prior to final sale (b) Return shown is for period up to acquisition date.

SUMMARY OF TRANSACTIONS for period 1/1/06-9/30/06 Energy Materials Industrials Consumer Discretionary Consumer Staples Health Care Finance Information Technology NEW PURCHASES SIGNIFICANT ADDITIONS

EXXON MOBIL CORP CHEVRON CORP CEMEX SAB-SPONS ADR PART CER DOW CHEMICAL GENERAL ELECTRIC CO TYCO INTERNATIONAL LTD ECHOSTAR COMMUNICATIONS—A LIBERTY MEDIA HOLD-CAP SER A LIBERTY MEDIA-INTERACTIVE A NIKE INC -CL B PHILIPS ELECTRONICS-NY SHR AVON PRODUCTS INC HEALTH MGMT ASSOCIATES INC-A PFIZER INC SANOFI-AVENTIS-ADR CITIGROUP INC DELL INC KYOCERA CORP -SPONS ADR SALES SIGNIFICANT TRIMS HESS CORP ENGELHARD CORP * LUBRIZOL CORP RIO TINTO PLC-SPON ADR

FLUOR CORP DILLARDS INC-CL A WHIRLPOOL CORP UNILEVER N V -NY SHARES

CIT GROUP INC EQUITY OFFICE PROPERTIES TR EQUITY RESIDENTIAL JPMORGAN CHASE & CO

FREESCALE SEMICONDUCTOR-A FREESCALE SEMICONDUCTOR-B LEXMARK INTERNATIONAL INC-A

* Acquired PERFORMANCE ATTRIBUTION YTD as of 9/30/06 Total Return (Stock Fund vs S&P 500)*

15% 11.3% 10% 8.5% 5% 0% Stock Fund S&P 500 * Standardized Average Annual Returns as of 9/30/06: 1 Year 14.6%; 5 Years 18.2%; 10 Years 14.5%. Key Contributors to Results ?Strong returns from Consumer Discretionary holdings (up 17% vs. +6% for the Index sector), in combination with a higher relative weighting, was the largest contributor to relative and absolute results. Within this area, selective Media stocks continued to perform well. Comcast (+42%) and News Corp (+27%) had especially strong returns.

?Better relative returns from holdings in Information Technology (holdings returned +12% vs. +3% for the Index sector). Hewlett Packard (+29%) and BMC Software (+33%) were significant contributors. ?Despite negative returns during the 3rd quarter, Energy holdings have performed well for the year, rising 16% in aggregate. Schlumberger (+28%) and Chevron (+17%) have been notable contributors. ?Selected individual holdings: Akzo Nobel (+35%), Pfizer (+25%), and Equity Office Properties (+35%).

Key Detractors from Results ?Despite a positive return from our single Telecom holding, Vodafone (+10%), returns lagged the Index sector year-to-date (up 26%). ?Selected individual holdings: Capital One (-9%), Dow Chemical (-8%), and Thomson (-23%). Dodge & Cox / Investment Managers / San Francisco

Comparative Investment Results – 3rd Quarter 2006 Q3 2006 Total Return (Stock Fund vs S&P 500)*

8% 5.7% 6% 4.8% 4% 2% 0% Stock Fund S&P 500 * Standardized Average Annual Returns as of 9/30/06: 1 Year 14.6%; 5 Years 18.2%; 10 Years 14.5%. Key Contributors to Results ?Holdings in the Information Technology sector (+10%) had the best absolute performance in the Fund, modestly outperforming the S&P 500 (Index holdings returned +8%). Motorola (+24%), Sun Microsystems (+19%), and Hewlett-Packard (+14%) were all strong contributors. ?Selected individual contributors included some of the Fund’s largest holdings: Pfizer (+22%), McDonald’s (+16%) and Comcast (+13%). HCA (+16%) announced an agreement to be acquired by a private equity group Key Detractors from Results ?The Fund’s holdings in the Financial sector (holdings returned +5%) underperformed those in the S&P 500 (Index holdings up 8%). Capital One Financial (-8%), Citigroup and Wachovia (each +4%) hindered relative results. ?Health Care holdings, which performed well on an absolute basis (+ 8%), lagged the return of the S&P 500’s Health Care sector (Index sector holdings up 10%). Sanofi-Aventis (-9%) and GlaxoSmithKline (-4%) were the largest detractors within this sector. ?Selected individual holdings: Baker Hughes (-17%, weakest absolute performer during Q3), ConocoPhillips (-9%), Sony (-8%) and FedEx (-7%). Source: FactSet Portfolio Analysis, Dodge & Cox, S&P 500

The current prospectus of the Dodge & Cox Funds includes more complete information, including management fees, investment objectives, risk considerations, and expenses. Read it carefully before investing. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Please visit www.dodgeandcox.com or call Dodge & Cox Funds (800-621-3979) for current performance figures or a prospectus. Dodge & Cox / Investment Managers / San Francisco

Comparative Investment Results – YTD as of 9/30/06 YTD as of 9/30/06 Total Return (Stock Fund vs S&P 500)*

15% 11.3% 10% 8.5% 5% 0% Stock Fund S&P 500 * Standardized Average Annual Returns as of 9/30/06: 1 Year 14.6%; 5 Years 18.2%; 10 Years 14.5%.

Key Contributors to Results ?Strong returns from Consumer Discretionary holdings (up 17% vs. +6% for the Index sector), in combination with a higher relative weighting, was the largest contributor to relative and absolute results. Within this area, selective Media stocks continued to perform well. Comcast (+42%) and News Corp (+27%) had especially strong returns.

?Better relative returns from holdings in Information Technology (holdings returned +12% vs. +3% for the Index sector). Hewlett Packard (+29%) and BMC Software (+33%) were significant contributors. ?Despite negative returns during the 3rd quarter, Energy holdings have performed well for the year, rising 16% in aggregate. Schlumberger (+28%) and Chevron (+17%) have been notable contributors. ?Selected individual holdings: Akzo Nobel (+35%), Pfizer (+25%), and Equity Office Properties (+35%).

Key Detractors from Results ?Despite a positive return from our single Telecom holding, Vodafone (+10%), returns lagged the Index sector year-to-date (up 26%). ?Selected individual holdings: Capital One (-9%), Dow Chemical (-8%), and Thomson (-23%). Source: FactSet Portfolio Analysis, Dodge & Cox, S&P 500 The current prospectus of the Dodge & Cox Funds includes more complete information, including management fees, investment objectives, risk considerations, and expenses. Read it carefully before investing. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Please visit www.dodgeandcox.com or call Dodge & Cox Funds (800-621-3979) for current performance figures or a prospectus. Dodge & Cox / Investment Managers / San Francisco

Comparative Investment Results – 3rd Quarter 2006 Q3 2006 Total Return (Stock Fund vs Russell 1000 Value)*

8% 6.2% 6% 4.8% 4% 2% 0% Stock Fund Russell 1000 Value * Standardized Average Annual Returns as of 9/30/06: 1 Year 14.6%; 5 Years 18.2%; 10 Years 14.5%. Key Contributors to Results ?In contrast to the second quarter, a much higher average weighting in Information Technology (14% vs. 3% for the Index sector) benefited relative returns. Motorola (+24%), Sun Microsystems (+19%), and Hewlett-Packard (+14%) were all strong contributors. ?The biggest individual contributors included some of the Fund’s largest holdings: Pfizer (+22%), McDonald’s (+16%), and Comcast (+13%). HCA (+16%) announced an agreement to be acquired by a private equity group. Key Detractors from Results ?The Fund’s holdings in the Financial sector (holdings returned +5%) underperformed those in the Russell 1000 Value (Index holdings up 7%). Capital One Financial (-8%), Citigroup and Wachovia (each +4%) hindered relative results. • Fund holdings in the Industrials sector were moderately weaker than those in Index sector (-1% versus +2%). In particular, transportation companies FedEx (-7%) and Union Pacific (-5%) were both weak contributors to return.

?Selected individual holdings: Baker Hughes (-17%, weakest absolute performer during Q3), Sanofi-Aventis (-9%), ConocoPhillips (-9%) and Sony (-8%). Source: FactSet Portfolio Analysis, Dodge & Cox, Russell Mellon The current prospectus of the Dodge & Cox Funds includes more complete information, including management fees, investment objectives, risk considerations, and expenses. Read it carefully before investing. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Please visit www.dodgeandcox.com or call Dodge & Cox Funds (800-621-3979) for current performance figures or a prospectus. Dodge & Cox / Investment Managers / San Francisco

Comparative Investment Results – YTD as of 9/30/06 YTD as of 9/30/06 Total Return (Stock Fund vs. Russell 1000 Value)*

16% 13 . 2% 11. 3% 12% 8% 4% 0% Stock Fund Russell 1000 Value * Standardized Average Annual Returns as of 9/30/06: 1 Year 14.6%; 5 Years 18.2%; 10 Years 14.5%.

Key Contributors to Results

?Strong returns from Consumer Discretionary holdings (up 17% vs. +11% for the Index sector), in combination with a higher relative weighting, was the largest contributor to relative and absolute results. Within this area, selective Media stocks continued to perform well. Comcast (+42%) and News Corp (+27%) had especially strong returns. ?Despite negative returns during the 3rd quarter, Energy holdings have performed well for the year, rising 16% in aggregate. Schlumberger (+28%) and Chevron (+17%) have been notable contributors. ?Selected individual holdings: Akzo Nobel (+35%), Pfizer (+25%), and Equity Office Properties (+35%).

Key Detractors from Results ?The Fund’s holdings in Healthcare (+7%) underperformed those in the Russell 1000 Value (+17%). In particular, Cardinal Health (-4%) and WellPoint (-3%) detracted from results. ?Despite a positive return from our single Telecom holding, Vodafone (+10%), returns lagged the Index Sector year-to-date (up 28%). ?Selected individual holdings: Capital One (-9%), Dow Chemical (-8%), and Thomson (-23%). Source: FactSet Portfolio Analysis, Dodge & Cox, Russell Mellon

The current prospectus of the Dodge & Cox Funds includes more complete information, including management fees, investment objectives, risk considerations, and expenses. Read it carefully before investing. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Please visit www.dodgeandcox.com or call Dodge & Cox Funds (800-621-3979) for current performance figures or a prospectus. Dodge & Cox / Investment Managers / San Francisco

DODGE & COX STOCK FUND

as of 9/30/06

Closed to New Investors

Investment Performance (net of expenses)*

Unannualized total returns - 9/30/06				Average annual total returns- 9/30/06
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
2.87%	4.81%	5.68%	11.26%	14.61%	18.19%	14.06%	14.47%	14.86%

Objective

The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Asset Allocation	9/30/2006
Stocks	95.2%
Fixed-Income Securities	0.0%
Cash Equivalents	4.8%

General Statistics	9/30/2006
Total Assets	$60,969,059,873
Expense Ratio (annualized, as of 6/30/06)	0.52%
2005 Portfolio Turnover Rate	12%
30-day SEC yield**	1.20%
Share Price	$150.77
Stocks	86
Fixed-Income Securities	0

Total Number of Securities	86
Number of Shareholder Accounts	224,454

Ten Largest Holdings (% of Fund)
Hewlett-Packard Co.	4.1%
Comcast Corp. Class A	3.7%
Pfizer, Inc.	3.3%
News Corp. Class A	2.9%
Time Warner, Inc.	2.6%
Chevron Corp.	2.6%
Sony Corp. ADR (Japan)	2.4%
McDonald’s Corp.	2.4%
Matsushita Electric Industrial Co., Ltd. ADR (Japan)	2.3%
Cardinal Health, Inc.	2.3%

Total	28.6%

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Loads or Distribution Fees
Minimum initial investment:	$2,500/ $1,000 for an IRA

Closed to new investors (Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa)

Managed by the Investment Policy Committee, whose ten members’ average tenure at Dodge & Cox is 23 years.

Equity Characteristics	9/30/2006
P/E Ratio (forward)	14.6x
P/E Ratio (trailing 12 months)	15.8x
Dividend Yield	1.7%
Price to Book Value	2.1x
Market Cap (weighted average)	$69 billion
Market Cap (average)	$58 billion
Market Cap (median)	$24 billion
Market Cap. (>$10B)	91.6%
Market Cap. ($1-$10B)	8.4%
5 year EPS growth	11.4%
Beta (monthly returns, trailing 10 year)	0.76
U.S. $ denominated foreign stocks (% of Fund)	15.8%

Industries (% of Fund)
Consumer Discretionary	21.6%
Health Care	16.5%
Financials	14.5%
Information Technology	13.7%
Energy	8.8%
Industrials	8.7%
Materials	5.2%
Consumer Staples	3.8%
Utilities	1.4%
Telecommunication Services	1.0%

Latest Distribution

$0.67 Income Dividend

Record Date 9/27/06, Ex-Dividend Date 9/28/06,

Reinvestment Date 9/28/06, Payable Date 9/29/06

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX INTERNATIONAL STOCK FUND

as of 9/30/06

Investment Performance (net of expenses)*

Unannualized total returns - 9/30/06				Average annual total returns- 9/30/06
1 Month	3 Months	6 Months	Year-to-date	1 year	2 years	3 years	5 years	Since Inception***
-0.20%	3.31%	4.55%	14.90%	20.18%	24.81%	27.44%	21.32%	15.11%

***	05/01/01

Objective

The Fund seeks long-term growth of principal and income by investing primarily in a diversified portfolio of equity securities of non-U.S. companies.

Asset Allocation	9/30/2006
Stocks	95.8%
Fixed-Income Securities	0.0%
Cash Equivalents	4.2%

General Statistics	9/30/2006
Total Assets	$24,576,989,190
Expense Ratio (annualized, as of 6/30/06)	0.67%
2005 Portfolio Turnover Rate	7%
30-day SEC Yield**	1.49%
Share Price	$40.25
Stocks	82
Fixed-Income Securities	0

Total Number of Securities	82
Number of Shareholder Accounts	253,653

Ten Largest Holdings (% of Fund)
Sanofi-Aventis (France)	3.4%
News Corp. Class A (United States)	2.8%
HSBC Holdings PLC (United Kingdom)	2.4%
Nokia Oyj (Finland)	2.3%
Matsushita Electric Industrial Co., Ltd. (Japan)	2.3%
Royal Bank of Scotland Group PLC (United Kingdom)	2.3%
Infineon Technologies AG (Germany)	2.3%
GlaxoSmithKline PLC ADR (United Kingdom)	2.2%
Hitachi, Ltd. (Japan)	2.2%
Mitsubishi UFJ Financial Group ADR (Japan)	2.1%

Total	24.3%

Region Diversification (% of Fund)
Europe (excluding United Kingdom)	36.0%
Japan	21.8%
United Kingdom	15.2%
Latin America	7.5%
Pacific (excluding Japan)	7.0%
United States	4.9%
Africa	1.5%
Middle East	1.0%
Canada	0.9%

Emerging Markets (% of Fund)
Brazil, Israel, Mexico, South Africa, South Korea, Thailand:	14.2%
Number of Countries Represented in Fund	20

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Loads or Distribution Fees
Minimum initial investment:	$2,500/ $1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa

Managed by the International Investment Policy Committee, whose eight members’ average tenure at Dodge & Cox is 17 years

Characteristics	9/30/2006
P/E Ratio (forward)	13.1x
Price to Book Value (trailing 12 month)	2.0x
Market Cap. (weighted average)	$53 billion
Market Cap. (median)	$14 billion
Market Cap. (>$10B)	72.5%
Market Cap. ($1-$10B)	27.2%
Market Cap. ($0.25-$1B)	0.3%
Dividend Yield	2.0%
Beta (monthly returns, trailing 5 year)	1.17
U.S. $ denominated stocks (% of Fund)	27.3%

Industries (% of Fund)
Financials	21.5%
Consumer Discretionary	14.2%
Information Technology	12.2%
Materials	11.6%
Industrials	9.7%
Energy	8.0%
Consumer Staples	7.6%
Health Care	6.3%
Telecommunication Services	3.6%
Utilities	1.1%

Country Diversification (% of Fund)
Japan	21.8%
United Kingdom	15.2%
France	8.8%
Switzerland	8.4%
Germany	6.5%
Netherlands	5.5%
United States	4.9%
Mexico	4.5%
South Korea	3.4%
Brazil	3.0%
Finland	2.4%
Norway	2.2%
Sweden	2.0%
South Africa	1.5%
Singapore	1.4%
Australia	1.4%
Israel	1.0%
Canada	0.9%
Thailand	0.8%
Austria	0.2%

Distributions

The Dodge & Cox International Stock Fund declares and pays dividends and capital gains (if any) annually in December. Distributions in 2006 (if any) will be distributed to shareholders who own shares of the Fund on December 27. Future dates are subject to change.

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures. From inception through June 30, 2003, Dodge & Cox reimbursed the Fund for all ordinary expenses to the extent necessary to maintain total Fund operating expenses at 0.90%. Without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.
**	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX BALANCED FUND

as of 9/30/06

Closed to New Investors

Investment Performance (net of expenses)*

Unannualized total returns - 9/30/06				Average annual total returns- 9/30/06
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
2.17%	4.26%	4.81%	8.51%	10.78%	12.92%	11.37%	11.97%	12.54%

Objective

To provide shareholders with regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Asset Allocation	9/30/2006
Common & Preferred Stocks	63.0%
Fixed-Income Securities	32.4%
Cash Equivalents	4.6%

General Statistics	9/30/2006
Total Assets	$25,984,838,677
Expense Ratio (annualized, as of 6/30/06)	0.53%
2005 Portfolio Turnover Rate	18%
30-day SEC yield**	2.55%
Share Price	$86.51
Stocks	87
Fixed-Income Securities	312

Total Number of Securities	399
Number of Shareholder Accounts	166,500

Ten Largest Equity Holdings ( % of Fund)
Hewlett-Packard Co.	2.6%
Comcast Corp. Class A	2.4%
Pfizer, Inc.	2.1%
News Corp. Class A	1.9%
Chevron Corp.	1.7%
McDonald’s Corp.	1.6%
Sony Corp. ADR (Japan)	1.6%
Time Warner, Inc.	1.6%
Cardinal Health, Inc.	1.6%
Union Pacific Corp.	1.5%

Total	18.6%

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox	(415) 981-1710
No Loads or Distribution Fees
Minimum initial investment:	$2,500/$1,000 for an IRA

Closed to new investors (Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa)

Managed by the Investment Policy Committee, whose ten members’ average tenure at Dodge & Cox is 23 years, and by the Fixed-Income Strategy Committee, whose nine members’ average tenure is 17 years.

Equity Portfolio Characteristics	9/30/2006
P/E Ratio (forward)	14.6x
P/E Ratio (trailing 12 month)	15.9x
Dividend Yield	1.7%
Price to Book Value (trailing 12 month)	2.2x
Market Cap. (weighted average)	$68 billion
Market Cap. (average)	$58 billion
Market Cap. (median)	$23 billion
Market Cap. (>$10B)	91.2%
Market Cap. ($1-$10B)	8.8%
5 year EPS growth	11.8%
Beta (quarterly returns, trailing 10 year)	0.82
U.S. $ denominated foreign stocks (% of Fund)	10.3%

Equity Industries	% of Fund	% of Equity Portfolio
Consumer Discretionary	14.3%	22.6%
Health Care	11.1%	17.6%
Financials	9.8%	15.6%
Information Technology	9.0%	14.4%
Energy	5.8%	9.2%
Industrials	5.6%	9.0%
Materials	3.5%	5.5%
Consumer Staples	2.4%	3.8%
Utilities	0.9%	1.4%
Telecommunication Services	0.6%	0.9%

Latest Distribution

$0.62 Income Dividend

Record Date 9/27/06, Ex-Dividend Date 9/28/06,

Reinvestment Date 9/28/06, Payable Date 9/29/06

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX BALANCED FUND (continued)

as of 9/30/06

Closed to New Investors

Ten Largest Fixed-Income Holdings (% of Fund)
U.S. Treasury Notes, 3.125%, 1/31/07	1.5%
U.S. Treasury Notes, 3.75%, 5/15/08	1.3%
U.S. Treasury Notes, 3.625%, 7/15/09	1.2%
Fannie Mae 30 Year, 6.00%, 4/1/35	1.1%
Fannie Mae 30 Year, 6.50%, 12/1/32	0.9%
U.S. Treasury Notes, 3.375%, 2/15/08	0.8%
GMAC, 6.875%, 9/15/11	0.7%
Fannie Mae 30 Year, 5.00%, 3/1/34	0.7%
Fannie Mae 30 Year, 5.041%, 7/1/35	0.6%
Fannie Mae 30 Year, 6.00%, 6/1/35	0.6%

Total	9.4%

Five Largest Corporate Fixed-Income Issuers (% of Fund)
Ford Motor Credit Co.	1.0%
Time Warner, Inc. (AOL Time Warner)	0.8%
GMAC	0.7%
Xerox Corp.	0.7%
HCA, Inc.	0.6%

Total	3.8%

Duration Diversification (% of fixed-income portfolio)	9/30/2006
Years
0-1	8.3%
1-2	18.1%
2-3	28.9%
3-4	8.2%
4-5	11.7%
5-6	5.0%
6-7	7.2%
7-8	2.6%
8-9	0.9%
9-10	0.5%
10 and over	8.6%

Maturity Diversification (% of fixed-income portfolio)	9/30/2006
Years
0-1	7.7%
1-2	8.4%
2-3	21.6%
3-4	7.8%
4-5	17.8%
5-6	5.8%
6-7	8.6%
7-8	2.9%
8-9	3.0%
9-10	4.0%
10-15	1.5%
15-20	1.3%
20-25	5.0%
25 and over	4.6%

Fixed-Income Portfolio Characteristics	9/30/2006
Yield to Maturity (weighted average)	5.79%
Coupon (weighted average)	5.77%
Maturity (weighted average)	6.3 years
Effective Duration	3.9 years
Average Quality (weighted average)	Aa
U.S. $ denominated foreign bonds (% of Fund)	0.5%

Quality Diversification (% of fixed-income portfolio)	9/30/2006
U.S. Treasury	16.4%
Government Agency	48.2%
Aaa	0.1%
Aa	3.1%
A	5.0%
Baa	14.3%
Ba	9.3%
B	3.6%

Sector Diversification (% of fixed-income portfolio)	9/30/2006
U.S. Treasuries and Government Agency	19.4%
Mortgage Backed Pass-Through Securities	40.6%
Collateralized Mortgage Obligations	4.7%
Asset-Backed	0.0%
Industrial	25.3%
Financials	7.0%
Transportation	3.0%

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX INCOME FUND

as of 9/30/06

Investment Performance (net of expenses)*

Unannualized total returns - 9/30/06				Average annual total returns- 9/30/06
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
0.95%	3.43%	3.43%	3.51%	4.08%	3.41%	5.25%	6.68%	N/A

Objective

A high and stable rate of current income, consistent with long-term preservation of capital. Secondly, to take advantage of opportunities to realize capital appreciation.

Asset Allocation	9/30/2006
Preferred Stocks	0.0%
Fixed-Income Securities	98.1%
Cash Equivalents	1.9%

General Statistics	9/30/2006
Total Assets	$10,997,185,900
Expense Ratio (annualized, as of 6/30/06)	0.44%
2005 Portfolio Turnover Rate	24%
30-day SEC yield**	5.23%
Share Price	$12.51
Stocks	0
Fixed-Income Securities	382

Total Number of Securities	382
Number of Shareholder Accounts	104,881

Ten Largest Holdings (% of Fund)
U.S. Treasury Notes, 3.00%, 11/15/07	4.2%
U.S. Treasury Notes, 3.25%, 1/15/09	3.5%
U.S. Treasury Notes, 3.625%, 7/15/09	3.0%
U.S. Treasury Notes, 3.125%, 1/31/07	2.7%
U.S. Treasury Notes, 6.625%, 5/15/07	2.2%
GMAC, 6.875%, 9/15/11	2.1%
Fannie Mae 30 Year, 6.00%, 4/1/35	2.0%
Ford Motor Credit Co., 7.25%, 10/25/11	2.0%
Fannie Mae 30 Year, 5.50%, 5/1/34	1.9%
Fannie Mae 30 Year, 6.50%, 12/1/32	1.9%

Total	25.5%

Five Largest Corporate Issuers (% of Fund)
Ford Motor Credit Co.	3.0%
Time Warner, Inc. (AOL Time Warner)	2.2%
GMAC	2.1%
Xerox Corp.	1.9%
HCA, Inc.	1.7%

Total	10.9%

Duration Diversification	9/30/2006
Years
0-1	8.0%
1-2	15.4%
2-3	34.0%
3-4	10.3%
4-5	7.2%
5-6	5.8%
6-7	7.0%
7-8	2.4%
8-9	0.9%
9-10	0.5%
10 and over	8.5%

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Loads or Distribution Fees
Minimum initial investment:	$2,500/$1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands N. Mariana Islands, America Samoa)

Managed by the Fixed-Income Strategy Committee, whose nine members’ average tenure at Dodge & Cox is 17 years, and by the Investment Policy Committee, whose 13 members’ (for Fixed-Income decisions) average tenure at Dodge & Cox is 22 years.

Characteristics (cash included)	9/30/2006
Yield to Maturity (weighted average)	5.74%
Coupon (weighted average)	5.74%
Current Yield	5.66%
Maturity (weighted average)	6.2 years
Effective Duration	3.9 years
Average Quality (weighted average)	Aa
U.S. $ denominated foreign bonds (% of Fund)	1.4%

Sector Diversification	9/30/2006
Cash Equivalents	1.9%
U.S. Treasuries and Government Agency	20.7%
Mortgage Backed Pass-Through Securities	40.0%
Collateralized Mortgage Obligations	4.0%
Asset-Backed	0.0%
Industrial	24.1%
Financials	6.4%
Transportation	2.9%

Quality Diversification	9/30/2006
U.S. Treasury	18.0%
Government Agency	46.5%
Aaa	0.5%
Aa	2.8%
A	4.7%
Baa	13.5%
Ba	8.3%
B	3.8%
Cash Equivalents	1.9%

Maturity Diversification	9/30/2006
Years
0-1	7.3%
1-2	5.3%
2-3	18.2%
3-4	17.4%
4-5	12.9%
5-6	11.0%
6-7	4.9%
7-8	4.5%
8-9	3.0%
9-10	3.5%
10-15	1.7%
15-20	1.2%
20-25	5.3%
25 and over	3.8%

Latest Distribution

$0.16 Income Dividend

Record Date 9/27/06, Ex-Dividend Date 9/28/06,

Reinvestment Date 9/28/06, Payable Date 9/29/06

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.